iParty Corp.
270 Bridge Street, Suite 301
Dedham, MA 02026

May 14, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:       iParty Corp. (the “Registrant”)
Request for Withdrawal
Registration Statement on Form S-3 (333-139951)

Ladies and Gentleman,

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the Securities and Exchange Commission (the “Commission”) withdraw its Registration Statement on Form S-3, including all exhibits hereto (File No. 333-139951), that was initially filed with the Commission on January 12, 2007, and amended on February 27, 2007 and March 28, 2007 (the “Registration Statement”).

Pursuant to the terms of the Agreement and Plan of Merger, dated as of March 1, 2013, by and among the Registrant, Party City Holdings Inc., a Delaware corporation (“Party City”), and Confetti Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Party City (“Merger Sub”), Merger Sub merged with and into the Registrant and the Registrant became a wholly-owned subsidiary of Party City (the “Merger”).  As a result of the successful completion of the Merger, the Registrant has determined that it is in the best interest to withdraw the Registration Statement at this time.

No securities were sold in connection with or pursuant to the Registration Statement.

We understand that the fee paid in connection with the Registration Statement will not be refunded.

If you have any questions with respect to this matter, please contact me at 781-329-3952.  Thank you for your assistance in this mater.

Regards,

iParty Corp.

By:/s/ Sal Perisano
Name: Sal Perisano
Title:   Chief Executive Officer